UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
This Report of Foreign Private Issuer on Form 6-K and the attached exhibit 99.1 shall be incorporated by reference into the Company’s effective Registration Statement on Form F-3, as amended and supplemented (Registration Statement No. 333-196112), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.
Intellipharmaceutics International Inc. (the “Registrant”) has instructed American Stock Transfer & Trust Company, LLC (“AST”) to send a notice (the “Notice”) to holders of the Common Stock Purchase Warrants issued by the Registrant on or after June 2, 2016 in connection with that certain Underwriting Agreement between the Registrant and Dawson James Securities, Inc., dated May 27, 2016 (the “Warrants”). The Notice relates to the appointment of AST as warrant agent for the purpose of having AST act on behalf of the Registrant in connection with the registration, transfer, exchange and exercise of the Warrants. (AST is not acting as warrant agent in respect of any other warrants previously issued by the Registrant.) A copy of the form of Notice to be sent to the holders of the Warrants is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Domenic Della Penna
Date: October 6, 2016	Domenic Della Penna Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Form of Notice to Warrant Holders